UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Sears Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

812350106

(CUSIP Number)

Amanda N. Persaud Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	812350106	Page	2	of	18

1		NAME OF REPORTING PERSON ESL Investments, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,179,755
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,179,755
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,179,755
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14		TYPE OF REPORTING PERSON CO

CUSIP No.	812350106	Page	3	of	18

1		NAME OF REPORTING PERSON Edward S. Lampert
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,243,311
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,084,052
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,243,311
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14		TYPE OF REPORTING PERSON IN

CUSIP No.	812350106	Page	4	of	18

1		NAME OF REPORTING PERSON William C. Crowley
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,655
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 73,185
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,655
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No.	812350106	Page	5	of	18

1		NAME OF REPORTING PERSON CRK Partners, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 747
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 747
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No.	812350106	Page	6	of	18

1		NAME OF REPORTING PERSON Tynan, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 73,185
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,905
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON OO

CUSIP No.	812350106	Page	7	of	18

1		NAME OF REPORTING PERSON RBS Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,168,778
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,168,778
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,168,778
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No.	812350106	Page	8	of	18

1		NAME OF REPORTING PERSON ESL Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,107,718
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,107,718
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,107,718
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No.	812350106	Page	9	of	18

1		NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,230
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,230
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No.	812350106	Page	10	of	18

1		NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,230
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,230
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No.	812350106	Page	11	of	18

1		NAME OF REPORTING PERSON ESL Investors, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,061,060
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,061,060
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,061,060
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14		TYPE OF REPORTING PERSON OO

Page	12	of	18

This Amendment No. 14 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Holdings Common Stock”), of Sears Holdings Corporation (“Holdings”).  This Amendment No. 14 supplementally amends the Statement on Schedule 13D, as amended, filed with the Securities and Exchange Commission by a group consisting of ESL Investments, Inc., a Delaware corporation (“ESL”), Edward S. Lampert and William C. Crowley, both United States citizens, RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Investment Management, L.P., a Delaware limited partnership (“Investment Management”) and ESL Investors L.L.C., a Delaware limited liability company (“Investors”).  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Reporting Persons (as defined below) are filing this Amendment No. 14 to report that, in connection with the previously disclosed internal restructuring of the Reporting Persons, they have received notification of HSR Approval (as defined below) permitting distribution of shares of Holdings Common Stock initially retained by Partners.  The distribution of these shares of Holdings Common Stock represents the second of two parts to the previously disclosed internal restructuring.  This distribution resulted in a redistribution of the direct ownership, but not the overall beneficial ownership, of shares of Holdings Common Stock held by the Reporting Persons.  The Reporting Persons are also filing this Amendment No. 14 to remove Investment Management as a Reporting Person.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)  This Schedule 13D is being filed by a group consisting of ESL Investments, Inc., a Delaware corporation (“ESL”), Edward S. Lampert and William C. Crowley, both United States citizens, RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Partners, L.P., a Delaware limited partnership (“Partners”) and ESL Investors L.L.C., a Delaware limited liability company (“Investors,” and collectively with ESL, Mr. Lampert, Mr. Crowley, RBSIM, Institutional, CRK LLC, Tynan, RBS and Partners, the “Reporting Persons”).  Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Directors and Officers”).  Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

(c)  The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes.  RBS is the managing member of Investors and the general partner of Partners.  ESL is the general partner of RBS, the sole member of CRK LLC and the managing member of RBSIM.  RBSIM is the general partner of Institutional.  Mr. Lampert is the chairman, chief executive officer and a director of ESL.  Mr. Lampert is also Chairman of the Board of Directors of Holdings.  Mr. Crowley is the sole member of Tynan and the president and chief operating officer of ESL.  Mr. Crowley is also the executive vice president and chief administrative officer of Holdings.  Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e)  None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future state securities laws or finding any violation with respect to such laws.  To the knowledge of the Reporting Persons, during the last five years, none of the ESL Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page	13	of	18

Item 3.  Source and Amount of Funds or Other Consideration

The final paragraph of Item 3 is hereby amended and restated in its entirety as follows:

As part of an internal restructuring by the Reporting Persons that occurred on June 2, 2010, Partners made a partial distribution of shares of Holdings Common Stock to RBS, its general partner, based on RBS’s pro rata share of the assets of Partners.  Of that distribution, on June 2, 2010, Partners distributed 3,798,555 shares of Holdings Common Stock to RBS, following which RBS immediately distributed 3,721,085 of these shares of Holdings Common Stock to Mr. Lampert and 77,470 of these shares of Holdings Common Stock to Mr. Crowley, and a portion of the shares of Holdings Common Stock indirectly owned by Mr. Lampert was retained by Partners pending expiration or termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR Approval”).

On June 16, 2010, the Reporting Persons received notification of HSR Approval for the portion of the shares of Holdings Common Stock indirectly owned by Mr. Lampert that was initially retained by Partners.  On June 30, 2010, Partners distributed these 9,438,174 shares of Holdings Common Stock to RBS, following which RBS immediately distributed these shares of Holdings Common Stock to Mr. Lampert.

Item 4.  Purpose of Transaction

The final four paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

The information set forth in Item 3 is hereby incorporated herein by reference.

The internal restructuring transaction that occurred on June 2, 2010, as described herein, resulted in direct ownership by Mr. Lampert and Mr. Crowley of a portion of their respective indirect ownership interests in the Holdings Common Stock.  Specifically, Partners made a partial distribution to RBS based on RBS’s pro rata share of the assets of Partners.  Of that distribution, a portion of the shares of Holdings Common Stock indirectly owned by Mr. Lampert was initially retained by Partners and, upon notification of HSR Approval on June 16, 2010, was distributed to RBS on June 30, 2010, which in turn made a distribution to Mr. Lampert.

As a result of this internal restructuring, both after the distribution of shares of Holdings Common Stock on June 2, 2010 and the distribution of shares of Holdings Common Stock on June 30, 2010 following notification of HSR Approval, the combined direct and indirect ownership of Mr. Lampert and Mr. Crowley in Holdings, and the pecuniary interest of each of Mr. Lampert and Mr. Crowley in Holdings, did not change.

In connection with the internal restructuring, on June 2, 2010, each of Mr. Lampert and Mr. Crowley entered into a letter agreement with Partners (each, a “Lock-Up Agreement”) that restricts the purchases and sales by Mr. Lampert and Mr. Crowley of the shares of Holdings Common Stock.  Pursuant to the Lock-Up Agreements, Mr. Lampert and Mr. Crowley generally are required to sell shares of Holdings Common Stock and purchase additional shares of Holdings Common Stock on a pro rata basis with the sales and purchases of shares of Holdings Common Stock made by Partners, and generally must make such sales and purchases on substantially the same terms and conditions as Partners (subject to certain legal, tax, accounting or regulatory considerations).  Mr. Lampert and Mr. Crowley are also restricted from certain sales of shares of Holdings Common Stock or purchases of additional shares of Holdings Common Stock except in accordance with the Lock-Up Agreements.  The foregoing summary of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreements, which are incorporated by reference as Exhibit 8 and Exhibit 9 and are incorporated herein by reference.

Page	14	of	18

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b)  The following table sets forth the aggregate number of shares of Holdings Common Stock and the percentage of outstanding shares of Holdings Common Stock beneficially owned by the Reporting Persons as of June 30, 2010, after giving effect to the internal restructuring described above, based on 114,865,048 outstanding shares of Holdings Common Stock (the number of shares outstanding as of May 14, 2010 as stated in the most recent quarterly report on Form 10-Q filed by Holdings), indicating the number of shares of Holdings Common Stock for which each Reporting Person has sole or shared power to direct the vote of the disposition of such shares.  The Reporting Persons as a group beneficially own an aggregate of 65,393,966 shares of Holdings Common Stock.

Page	15	of	18

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Investments, Inc.	48,179,755 (1)	41.9%	48,179,755 (1)	0	48,179,755 (1)	0
Edward S. Lampert	65,243,311 (2)	56.8%	65,243,311 (2)	0	52,084,052 (3)	0
CRK Partners, LLC	747	0.0%	747	0	747	0
RBS Partners, L.P.	48,168,778 (4)	41.9%	48,168,778 (4)	0	48,168,778 (4)	0
ESL Partners, L.P.	38,107,718	33.2%	38,107,718	0	38,107,718	0
RBS Investment Management, L.L.C.	10,230 (5)	0.0%	10,230 (5)	0	10,230 (5)	0
ESL Institutional Partners, L.P.	10,230	0.0%	10,230	0	10,230	0
ESL Investors, L.L.C.	10,061,060	8.8%	10,061,060	0	10,061,060	0
Tynan, LLC	97,905	0.1%	97,905	0	73,185 (3)	0
William C. Crowley	150,655 (6)	0.1%	150,655 (6)	0	73,185 (3)	0

(1)  This number consists of 38,107,718 shares of Holdings Common Stock held by Partners, 10,061,060 shares of Holdings Common Stock held in an account established by the investment member of Investors, 10,230 shares of Holdings Common Stock held by Institutional and 747 shares of Holdings Common Stock held by CRK LLC.

(2)  This number consists of 38,107,718 shares of Holdings Common Stock held by Partners, 10,061,060 shares of Holdings Common Stock held in an account established by the investment member of Investors, 10,230 shares of Holdings Common Stock held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC and 17,063,556 shares of Holdings Common Stock held directly by Mr. Lampert.

(3)  This number excludes shares subject to the Lock-Up Agreement described herein.

(4)  This number consists of 38,107,718 shares of Holdings Common Stock held by Partners and 10,061,060 shares of Holdings Common Stock held in an account established by the investment member of Investors.

(5)  This number consists of 10,230 shares of Holdings Common Stock held by Institutional.

(6)  This number consists of 97,905 shares of Holdings Common Stock held by Tynan and 52,750 Shares held by Mr. Crowley.

 (c)  Except as set forth herein, there have been no transactions in Holdings Common Stock by any of the Reporting Persons since June 2, 2010, the date of the last Amendment on Schedule 13D by the Reporting Persons.

(d)   Not applicable.

(e)   Investment Management ceased to be the beneficial owner of more than five percent of the shares of Holdings Common Stock on January 11, 2010.

Page	16	of	18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2010

ESL INVESTMENTS, INC.

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

 /s/ Edward S. Lampert

WILLIAM C. CROWLEY

 /s/ William C. Crowley

CRK PARTNERS, LLC

By:         ESL Investments, Inc., as its sole member

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:          /s/ William C. Crowley
Name:  William C. Crowley
Title:  Member

RBS PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

Page	17	of	18

ESL PARTNERS, L.P.

By:         RBS Partners, L.P., as its general partner

By:         ESL Investments, Inc., as its general partner

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:         ESL Investments, Inc., as its manager

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:         RBS Investment Management, L.L.C., as its general partner

By:         ESL Investments, Inc., as its manager

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:         RBS Partners, L.P., as its managing member

By:         ESL Investments, Inc., as its general partner

By:          /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

Page	18	of	18

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below.  If no address is given, the director’s or executive officer’s principal business address is 200 Greenwich Avenue, Greenwich, CT 06830.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States
William C. Crowley	President and Chief Operating Officer	United States
Adrian J. Maizey	Chief Financial Officer	United Kingdom and South Africa